Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CHANGES TO VALUE CREATION
STRATEGY AND DECLARES NOVEMBER DISTRIBUTION BASED UPON CAPITAL PRIORITIES
(Calgary, October 1, 2009) /Marketwire/ — Pengrowth Corporation administrator of Pengrowth Energy Trust (collectively “Pengrowth”) today announced changes to its value creation strategy that focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the Western Canadian Sedimentary Basin (“WCSB”). The following are some of the key changes that will be implemented to Pengrowth’s value creation strategy:
•	Shifting internal capital expenditures on Pengrowth’s existing high quality asset base to focus on existing low cost, low risk plays (Carson Creek, Shallow Gas, Coalbed Methane (“CBM”)) as well as to identify, test and develop other resource plays where repeatable, predictable and scalable results can be achieved.

•	Increasing capital expenditures as a percentage of cash flow to facilitate higher re-investment levels on Pengrowth’s existing assets as well as to advance the longer term value of its Lindbergh, Enhanced Oil Recovery (“EOR”) and Horn River resource plays.

•	Adoption of a sustainable business model where distributions plus capital expenditures are equal to cash flow.

•	Enhancing its low cost culture ensuring a high level of capital efficiency and cost discipline.

•	Reducing debt to levels more consistent with energy trust averages over the next 18 months.

•	Acquiring other WCSB assets with low cost, low risk, repeatable, predictable and scalable drilling opportunities.

•	Maintain or modestly grow production and reserves on a debt adjusted per unit basis.
These changes resulted from Pengrowth’s strategic review of the best opportunities for value creation on its existing asset base and a broader review of unconventional value creation opportunities in the WCSB. Pengrowth’s track record of value creation with the drill bit since 2006, as evidenced by Pengrowth’s low Finding and Development (“F&D”) costs, and a review of its current unfunded projects, support increased levels of capital re-investment.
Pengrowth is confident that its team’s demonstrated capability to create value, combined with higher levels of capital spending will unlock additional value for unitholders. The move to a more sustainable entity allows Pengrowth to re-invest in a cost effective manner on its short and long term, lower decline, low risk inventory of projects which will support a more consistent and sustainable level of distributions going forward.

Pengrowth’s increased capital expenditure program will be focused on its short and medium term inventory of low cost, low risk resource plays that have the ability to materially enhance reserves and production. These include:
Short Term:
•	Continued development of Pengrowth’s core interests in the Swan Hills and Judy Creek reef platform where Pengrowth, at its Carson Creek project, has developed industry leading expertise in horizontal drilling and multi-stage fracturing of carbonate reservoirs.

•	Pengrowth’s CBM production has grown from zero to over 2,000 barrels of oil equivalent (“boe”) per day since April 2005. Pengrowth presently has approximately 1,000 Horseshoe Canyon locations and 450 Mannville locations, the majority of which are economic at gas prices over $4.00 per thousand cubic feet (“mcf”).

•	Over 300 gross shallow gas drilling locations in southern Alberta that generate a rate of return in excess of 20 percent at a $5.00 per mcf gas price.
Medium Term:
•	Pengrowth continues to advance its Steam Assisted Gravity Drainage (“SAGD”) project at Lindbergh. A pilot project is planned for 2012 with full commercial production anticipated in 2016. Pengrowth estimates ultimate recoverable resources of 194 million barrels (“bbl”) based upon Pengrowth’s 100 percent working interest in 1.7 billion bbls of original-oil-in-place. The project is economic at current oil prices.

•	Pengrowth has a substantial operated presence in the highly attractive emerging shale gas play in the Horn River area in north-eastern British Columbia. Pengrowth’s 70 net sections of land are strategically located close to the Spectra Fort Nelson plant and the proposed Encana Cabin Facility and include prospects in both the Muskwa and Evie shale deposits.
These projects not only represent excellent low cost, low risk drilling opportunities, but are the foundation elements that will provide low cost production and reserve replacement for Pengrowth for a significant period of time.
To provide funds for Pengrowth’s expanded capital program, while maintaining fiscal discipline, Pengrowth has decided to reduce its November 16, 2009 cash distribution by 30 percent or $0.03 per trust unit to Cdn $0.07 per trust unit. This does not change Pengrowth’s previously declared October 15, 2009 cash distribution announced on September 21, 2009, at Cdn $0.10 per trust unit.
With respect to structure, Pengrowth will continue to evaluate opportunities to address the imposition of the SIFT Tax in 2011. Pengrowth currently anticipates converting to a dividend paying corporation no later than 2013.

Further information on Pengrowth’s strategy can be found in its new corporate presentation that will be available at http://www.pengrowth.com/media_presentations.aspx on or after Monday, October 5th, 2009. Investors are also invited to logon to the live audio webcast of this presentation at Pengrowth’s Analyst Day in Toronto on Monday, October 5th, 2009 at 8:30 am EST at http://events.digitalmedia.telus.com/pengrowth/100509/index.php
Caution Regarding Forward Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, changes to our value creation strategy, the relative magnitude of our capital expenditures, the focus of our capital expenditure program in the short and medium term, the potential results therefrom, the impact on our distributions and our anticipation of converting to a dividend paying corporation.
Forward-looking statements and information contained in this press release are based on our current beliefs as well as assumptions made by, and information currently available to, us. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, changes in tax laws and our ability to pay distributions to our unitholders. Further information regarding these factors may be found under the heading “Risk Factors” in our annual information form for the year ended December 31, 2008 and under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2008.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.4 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051

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